UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 22, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


05007355

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

March 22, 2005
UFJ Holdings, Inc.

Financial Assistance to Towa Real Estate Development Co., Ltd

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ, today extends financial support etc. as described below to Towa Real Estate Development Co., Ltd. ("Towa") at the request of Towa. UFJ and UFJ Bank highly appreciate Towa's new business plan based on strategic partnership with Mitsubishi Estate Co. Ltd.

1. Outline of Towa

Trade Name	Towa Real Estate Development Co., Ltd.
Address	3-13 Yaesu 2-chome, Chuo-ku, Tokyo
Representative	Shigeatsu Sugiura
Capital	JPY 17,582 million (as of September 30, 2004)

2. Financial Support

Debt forgiveness: JPY 78,194 million (UFJ Bank has fully reserved for these losses)

3. Transfer of Towa's preferred stocks which UFJ Bank currently holds

Transferee	Mitsubishi Estate Co. Ltd.
Class and number of preferred stocks	Class A : 5,243,000 Class C : 16,667,000 Class D : 16,667,000
Loss from transfer	JPY 7,784 million

4. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005 announced on November 24, 2004.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 24, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



UFJ

Press Release

March 24, 2005

UFJ Holdings, Inc.
UFJ Bank Limited
kabu.com Securities Co., Ltd.

Strategic Alliance with kabu.com Securities Co., Ltd. regarding Securities Intermediation Business via Internet

---

UFJ Bank Limited ("UFJ Bank") decided to form an alliance with kabu.com Securities Co., Ltd. ("kabu.com") with regard to securities intermediation business and entered into a basic agreement with kabu.com on November 19, 2004. As described below, we hereby announce the contents and schedule of the services centering on the securities intermediation service via internet, which will be provided by UFJ Bank and kabu.com.

1. Application form request for a securities account via UFJ Bank's internet banking

   UFJ Bank and kabu.com will launch a new service that enables customers to send requests, via UFJ Bank's internet banking, for application forms to open new accounts at kabu.com. Those customers who already have UFJ Bank accounts with internet banking contract can easily send application form requests without entering their personal information.

   This service is scheduled to start in April 2005.

2. Immediate account opening and trading

UFJ Bank and kabu.com will start offering a new service in UFJ Bank's internet banking, which enables customers to open securities consolidated accounts on the spot in website and to start trading immediately. This is the first service of its kind in Japan. This service is scheduled to start in July 2005.

UFJ Bank and kabu.com have jointly applied for a patent with regard to the system for immediate account opening and transaction and the function of phone call relaying between call centers of both companies.

UFJ Bank and kabu.com have been already providing many joint services in relation to account settlement. We believe the new services set forth above will farther enhance customer convenience by enabling customers to move between securities transactions and banking transactions smoothly.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 25, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Capital	JPY 3 million
Shareholder	MEC ASSET HOLDING Limited Liability Middle Corporation (100%)
Relation to UFJ	Not related

3. Schedule

   Planned date of closing contract : March 31, 2005

   Planned date of the transfer : March 31, 2005

4. Reason for the transfer

UFJ Bank has two options at the maturity date of bonds which were issued at the securitization. One is to exercise a preemptive right of first refusal to purchase the beneficiary rights. The other is to continue the current scheme while the bonds are supposed to be refinanced.

We decided to exercise the first option and sell the beneficiary rights to achieve flexible property management including reduction of administrative costs and improvement of lease terms.

5. Impact on Earnings of UFJ

UFJ does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005 announced on November 24, 2004.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 28, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



Press Release

March 28, 2005

UFJ Holdings, Inc.
UFJ Bank Limited

Capital Enhancement of UFJ Bank

UFJ Holdings, Inc. ("UFJ Holdings") and UFJ Bank Limited ("UFJ Bank") have today resolved that UFJ Holdings will subscribe JPY 50 billion of non-voting preferred shares issued by UFJ Bank, aiming to further enhance capital adequacy ratio of UFJ Bank.

As a result, capital adequacy ratio of UFJ Bank is expected to improve by approximately 0.35% on a non-consolidated basis and 0.25% on a consolidated basis, further securing adequate capital ratio as an international standard bank.

This arrangement does not affect the consolidated capital ratio of UFJ Holdings.

[Outline of the new share issuance by UFJ Bank]

1. Name and type of shares:	Class H Preferred Shares Series 1
2. Method of issue:	Subscription by UFJ Holdings
3. Issue price:	JPY 2,000 per share
4. Number of shares issued:	25,000,000
5. Aggregate amount of issue:	JPY 50 billion
6. Amount to be credited to Capital:	JPY 1,000 per share
7. Voting rights:	No voting rights
8. Conversion rights:	No conversion rights
9. Deadline for application for subscription:	March 29, 2005
10. Deadline for payment:	March 29, 2005